Form 53-901.F

Material Change Report
(Under Section 85(1) of the British Columbia Securities Act)

Item 1: Reporting Issuer

Response Biomedical Corp.
8081 Loughheed Highway
Burnaby, B.C. V5A 1W9
Tel: (604) 681-4101

Item 2: Date of Material Change

July 7, 2004

Item 3: Press Release

Released June 23, 2004 and posted on SEDAR website.

Item 4: Summary of Material Change

The Company closed a non-brokered private placement raising gross proceeds of $3,000,000.

Item 5: Full Description of Material Change

Response Biomedical Corp. (RBM: TSX Venture Exchange), today announces that the non-brokered private placement undertaken by the Company as announced on June 18, 2004 has closed.

The non-brokered private placement consisted of 3,750,000 Units at a price of $0.80 per Unit. Each Unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $1.15 per share for a period of 2 years from the closing date of the private placement. In connection with the financing, the Company paid a finder's fee of $200,000.

Capital raised from the private placement will be applied in part to support sales and marketing of commercially available products, the scaling up of manufacturing capacity and new product development.

Response Biomedical develops, manufactures and markets rapid on-site RAMP tests for medical and environmental applications providing reliable information in minutes, anywhere, every time. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges. RAMP tests are commercially available for the early detection of heart attack, environmental

1 of 3

Form 53-901.F

Material Change Report
(Under Section 85(1) of the British Columbia Securities Act)

detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, monkeypox, ricin and botulinum toxin.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM". For further information, please visit the Company's website at www.responsebio.com.

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States. The common shares have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company's expectations.

Item 6: Reliance on section 85 (2) of the Act

Not applicable

Item 7: Omitted Information

Not applicable

Item 8: Senior Officers

The following senior officers are knowledgeable about the material change and the report:

Bill Radvak
President and Chief Executive Officer

Response Biomedical Corp.
8081 Lougheed Highway
Burnaby, B.C. V5A 1W9
Tel: (604) 681-4101

2 of 3

Form 53-901.F

Material Change Report
(Under Section 85(1) of the British Columbia Securities Act)

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Burnaby, this 7th day of July 2004

“Bill Radvak”
Signature

Bill Radvak
Name

President and Chief Executive Officer
Position

3 of 3